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                                                                            Exhibit 99(a)

                                Entergy Arkansas, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                             March 31,
                                                             1991      1992      1993      1994      1995       1996

Fixed charges, as defined:
  Interest on long-term debt                                $133,854  $120,317  $107,771  $101,439  $102,339   $100,175
  Interest on notes payable                                       --       117       349     1,311       678        803
  Amortization of expense and premium on debt-net(cr)          1,112     1,359     2,702     4,563     4,514      4,580
  Other interest                                               1,303     2,308     8,769     3,501     7,806      5,594
  Interest applicable to rentals                              21,969    17,657    16,860    19,140    18,158     19,330
                                                            -----------------------------------------------------------
Total fixed charges, as defined                              158,238   141,758   136,451   129,954   133,495    130,482

Preferred dividends, as defined (a)                           31,458    32,195    30,334    23,234    27,636     27,424
                                                            -----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $189,696  $173,953  $166,785  $153,188  $161,131   $157,906
                                                            ===========================================================
Earnings as defined:

  Net Income                                                $143,451  $130,529  $205,297  $142,263  $136,666   $145,220
  Add:
    Provision for income taxes:
      Federal & State                                         44,418    57,089    58,162    83,300   105,964    127,256
    Deferred - net                                            11,048     3,490    34,748   (17,939)  (28,225)   (45,734)
    Investment tax credit adjustment - net                    (1,600)   (9,989)  (10,573)  (36,141)   (5,658)    (5,380)
    Fixed charges as above                                   158,238   141,758   136,451   129,954   133,495    130,482
                                                            -----------------------------------------------------------
Total earnings, as defined                                  $355,555  $322,877  $424,085  $301,437  $342,242   $351,844
                                                            ===========================================================
Ratio of earnings to fixed charges, as defined                  2.25      2.28      3.11      2.32      2.56       2.70
                                                            ===========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.87      1.86      2.54      1.97      2.12       2.23
                                                            ===========================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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